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                       SECURITIES AND EXCHANGE COMMISSION
                             450 Fifth Street, N.W.
                             Washington, D.C. 20549
         ------------------------------------------------------------


                                   FORM 10-SB

                   General Form For Registration of Securities
                  of Small Business Issuers Under Section 12(b)
                or 12 (g) of the Securities Exchange Act of 1934


                     CONSTRUCTION TECHNOLOGY INDUSTRIES INC.
                 (Name of Small Business Issuer in Its Charter)
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

              Delaware                                                 22-2535380

   (State or Other Jurisdiction of                                     (I.R.S. Employer
    Incorporation or Organization)                                     Identification No.)
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                       68 Schraalenburg Road, P.O. Box 233
                        Harrington Park, New Jersey 07640

                                 With copies to:
                                   John Gitlin
                             3008 Falls Church Lane
                              Mesquite, Texas 75149

          (Address of principal executive offices, including zip code)

                                 (201) 784-5190

              (Registrant's Telephone Number, Including Area Code)

        Securities to be registered pursuant to Section 12(b)of the Act:

                                      NONE
                  ---------------------------------------------
                                (Title of Class)

        Securities to be registered pursuant to Section 12(g)of the Act:

                    Common Stock, par value $.0001 per share

                                (Title of Class)




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                INFORMATION REQUIRED IN REGISTRATION STATEMENT

                                     PART I

ITEM 1. DESCRIPTION OF BUSINESS.

         Business Development. Construction Technology Industries Inc. (the
"Company" or "CTI") was incorporated in the state of Delaware on March 8, 1984.
Subsequent to its date of incorporation, the Company filed with the Securities and Exchange Commission a Registration Statement for the public sale of 6,600,000 units consisting of 6,600,000 shares of common stock, $0.0001 par value and 6,600,000 warrants to purchase 19,800,000 shares of the Company's common stock. All unexercised warrants have expired. The effective date of the Prospectus and Registration Statement was October 1, 1985. The Company initially engaged in the manufacture of modular building components for the residential housing industry, which were sold to developers of residential housing units.

         In November, 1986, the Company filed a voluntary petition under Chapter
11 of the Bankruptcy Code in the United States Bankruptcy Court, District of New
Jersey, Bk. No. 86-07021, which was converted by order of the court to a liquidation proceeding under Chapter 7 of the Bankruptcy Code on October 5, 1987. On September 22, 1993 a Final Decree was entered by the court closing the Chapter 7 proceedings. During the bankruptcy proceedings the Company ceased operations which it never revived.

   On June 12,1984, the Company, by amendment to its certificate of incorporation, increased the authorized number of shares to 50,000,000 at par value $0.0001.

     In February 2000, the Company decided to engage in the pursuit of seeking a partnership with a viable business entity. The primary activity of the Company will involve seeking business opportunity candidates which it can acquire or with whom it can merge. The Company has not selected any company for acquisition or merger and does not intend to limit potential acquisition candidates to any particular field or industry, but does retain the right to limit acquisition or merger candidates, if it so chooses, to a particular field or industry. The
Company is currently in a development stage of its business.

         The proposed business activities classify the Company as a "blank check" company. The Securities and Exchange Commission defines such companies as "any development stage company that is issuing a penny stock within the meaning of section 3 (a)(51) of the Securities Exchange Act of 1934, as amended (the
"Exchange Act") and that has no specific business plan or purpose, or has indicated that its business plan is to merge with an unidentified company or companies." Many states have enacted statutes, rules and regulations limiting the sale of securities of "blank check" companies in their respective jurisdictions. Management does not intend to undertake any further efforts to cause a market to develop in the Company's securities other than, upon its becoming a reporting company, to locate a broker dealer to apply to the National
Association of Securities Dealers to trade the Company's common stock on the NASD Bulletin Board. The Company does not intend to undertake any offering of the Company's securities, either debt or equity, until such time as the Company has successfully implemented its business plan. On March 10, 2000 the Company completed a private placement with its major shareholder which resulted in the Company receiving $15,000.00, which management feels will be sufficient to fund the Company's efforts to become a reporting and listed company. There is, however, no assurances that the Company will be accepted for listing on the NASD
Bulletin Board. The Company intends to comply with the periodic reporting requirements of the Exchange Act for so long as it is subject to those requirements.

The Company is filing this Form 10SB on a voluntary basis. It has no obligation to do so under the Exchange Act. The Company believes that by filing such Form
10SB and being obligated to file reports pursuant to Section 13 of the Exchange
Act, and by being listed on the NASDQ Bulletin Board, the Company will best

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position itself as an attractive partner for potential merger or acquisition companies of greater financial value with a history of success. While the Company believes it will be a more attractive acquisition candidate, there is no assurance that the foregoing assumption is correct. Further, effective January
4, 1999, in order to become listed for trading on the Bulletin Board operated by the National Association of Securities Dealers, Inc., the Company must be filing reports with the Securities and Exchange Commission (the "Commission") pursuant to Section 13 of the Exchange Act.

The Company believes that there is a demand by non-public corporations for shell corporations that have a public distribution of securities, such as the Company.
The Company believes that demand for shells has increased dramatically since the Commission imposed additional requirements upon "blank check" companies pursuant to Rule 419 of the Securities Act of 1933, as amended (the " '33 Act").
According to the Commission, Rule 419 was designed to strengthen regulation of securities offerings by blank check companies, which Congress has found to have been a common vehicle for fraud and manipulation in the penny stock market. See
Securities Act Releases No. 6891 (April 17, 1991), 48 SEC Docket 1131 and No.
6932 (April 13, 1992) 51 SEC Docket 0382. The foregoing regulation has decreased, substantially, the number of "blank check" offerings filed with the Commission, and as a result has stimulated an increased demand for shell corporations. While the Company has made the foregoing assumption, there is no assurance that the same is accurate or correct and accordingly, no assurance that the Company will be acquired by or acquire an existing non-public entity.
Furthermore, any business combination or transaction will likely result in a significant issuance of shares and substantial dilution to present stockholders of the Company.

Forward Looking Statements

Certain statements contained in this Registration Statement discuss potential future events and/or transactions concerning the Company and may be deemed to be forward looking statements. Forward looking statements are statements not based on historical information and which relate to future operations, strategies, financial results or other developments. Forward looking statements are necessarily based upon estimates and assumptions that are inherently subject to significant business, economic and competitive uncertainties and contingencies, many of which are beyond the Company's control and many of which, with respect to future business decisions, are subject to change. These uncertainties and contingencies can affect actual results and could cause actual results to differ materially from those expressed in any forward looking statements made by or on behalf of the Company. The Company strongly urges the reader of this Registration Statement to carefully read and consider the risk factors and other cautionary statements identified by the Company in conjunction with the discussions by the Company of the forward looking statements.

Risk Factors.

         The Company's business is subject to numerous risk factors which include the following:

     1. No Operating History or Revenue and Minimal Assets. We have had no recent operating history nor any revenues or earnings from operations since inception. The Company has no significant assets or financial resources. We will, in all likelihood, sustain operating expenses without corresponding revenues, at least until the consummation of a business combination. This may result in the Company incurring a net operating loss that will increase continuously until we can consummate a business combination with a profitable business opportunity. There is no assurance that the Company can identify such a business opportunity and consummate such a business combination.



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     2. Assets of the Corporation. The Company has no substantial, material, tangible assets as of the filling date of this registration statement. Its present assets are extremely limited. Any business activity that the Company eventually undertakes may require substantial capital.

     3. Speculative Nature of Company's Proposed Operations. The success of the
Company's proposed plan of operation will depend to a great extent on the operations, financial condition and management of the companies with which the Company may merge or which it acquires. While management intends to seek a merger or acquisition of privately held entities with established operating histories, there can be no assurance that the Company will be successful in locating an acquisition candidate meeting such criteria. In the event the Company completes a merger or acquisition transaction, of which there can be no assurance, the success of the Company's operations will be dependent upon management of the successor firm and numerous other factors beyond the Company's control.

    4. Dilution in Merger or Acquisition Transaction. The Company's plan of operation is based upon a merger with or acquisition of a private concern, which in all likelihood would result in the Company issuing securities to shareholders of any such target concern. The issuance of previously authorized and unissued
Common Stock of the Company would result in substantial dilution to present and prospective shareholders of the Company, which may necessarily result in a change in control or management of the Company.

     5. Impact of Limited Time Devoted to the Company. Opportunities available to the Company for mergers or acquisitions may be lost or delayed as a result of the limited amount of time devoted to the Company by management. As a result, an acquisition or merger may never take place.

     6. No Business Plan. The Company has not identified the business opportunities in which it will attempt to obtain an interest. The Company therefore cannot describe the specific risks presented by such business. In general, it may be expected that such business will present such a level of risks that conventional bank financing would not be available on favorable terms. Such business may involve an unproven product, technology or marketing strategy, the ultimate success of which cannot be assured. The acquired business opportunity may be in competition with larger, more established firms over which it will have no competitive advantage. The Company's investment in a business opportunity may be expected to be highly illiquid and could result in a total loss to the Company if the opportunity is unsuccessful.

     7. Company's Securities are Subject to Penny Stock Rules. The Company's shares are "penny stocks" and consequently they are subject to Commission regulations which impose sales practice requirements upon broker/dealers.

     8. Conflicts of Interest. All of the Directors are associated with other firms or occupations involving a range of business activities. Because of these affiliations and because these individuals will devote only a minor amount of time to the affairs of the Company. There are potential inherent conflicts of interest in their acting as Directors and Officers of the Company. All of the Company's Directors and Officers are Officers and/or Directors of the majority shareholder of the Company and are or may be Directors and/or Officers of other entities engaged in a variety of businesses which may in the future have various transactions with the Company. Additional conflicts of interest and non-arm's length transactions may also arise in the future in the event the Company's
Officers or Directors are involved in the management of any firms with which the Company transacts business. Management has adopted a policy that the Company will not seek a merger with or an acquisition of any entity with which any of the Officers or Directors serve as Officers, Directors or partners or in which they or their family members own or hold an ownership interest. Business combinations with entities owned or controlled by affiliates or associates of the Company will not be considered, however, securities owned or controlled by the affiliates and associates of the Company may be sold in the business combination transaction without affording all existing shareholders a similar


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opportunity. A buy-out of the Company's majority shareholder's interest could occur by an offer from a merger/acquisition candidate. See, also "Plan of Operation".

   9. No Dividends Anticipated. At the present time the Company does not anticipate paying dividends, cash or otherwise, on its Common Stock in the foreseeable future. Future dividends will depend on earnings, if any, of the Company, its financial requirements and other factors. Investors who anticipate the need of an immediate income from their investment in the Company's Common
Stock should refrain from the purchase of the Company's securities.

   10. Scarcity of and Competition for Merger or Acquisition Prospects. The
Company is and will continue to be an insignificant participant in the business of seeking mergers with and acquisitions of small private entities. A large number of established and well financed entities, including venture capital firms, are active in mergers and acquisitions of private companies which may be desirable target candidates for the Company. Nearly all such entities have significantly greater financial resources, technical expertise and managerial capabilities than the Company, and consequently, the Company will be at a competitive disadvantage in identifying possible merger or acquisition candidates with numerous other small public companies.

     11. No Agreement for Business Combination or Other Transaction. The Company has no arrangement, agreement or understanding with respect to engaging in a merger with, or acquisition of, any entity private or public. There can be no assurance the Company will be successful in identifying and evaluating suitable merger or acquisition candidates or in concluding a merger or acquisition transaction. Management has not identified any specific business within an industry for evaluation by the Company. There is no assurance the Company will be able to negotiate a merger or acquisition on favorable terms.

     12. Lack of Market Research or Marketing Organization. The Company has neither conducted nor has the Company engaged other entities to conduct market research such that management has assurance market demand exists for the transactions contemplated by the Company. Moreover, the Company does not have and does not plan to establish, a marketing organization. Even in the event demand is identified for a merger or acquisition of the type contemplated by the Company, there is no assurance the Company will be successful in completing any such transaction.

     13. Impracticability of Exhaustive Investigation. The Company's limited funds and the lack of full-time management will likely make it impracticable to conduct a complete and exhaustive investigation and analysis of a business opportunity before the Company commits its capital or other resources thereto.
Therefore, management decisions will likely be made without detailed feasibility studies, independent analysis, market surveys and the like which, if the Company had more funds available to it, would be desirable. The Company will be particularly dependent in making decisions upon information provided by the promoter, owner, sponsor, or others associated with the business opportunity seeking the Company's participation. There are numerous individuals, publicly held companies, and privately held companies seeking merger and acquisition prospects. There is significant competition among such groups for attractive merger and acquisition prospects. However, the number of suitable and attractive prospects is limited and the Company may find a scarcity of suitable companies with audited financial statements seeking merger partners of the type and size of the Company.

     14. Possible Lack of Diversification. The Company may be unable to diversify its business activities, which creates the possibility of a total loss to the Company and its shareholders should an acquisition by the Company prove to be unprofitable. The Company's failure or inability to diversify its activities into a number of areas may subject the Company to economic fluctuations within a particular business or industry and, therefore, increase the risks associated with the Company's operations.

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    15. The Company May Pay a Finder's Fee. In connection with a merger/acquisition, the Company may issue "restricted" shares of the Company's
Common Stock to finders. A finder's fee will not be paid, however, to any officer, director, shareholder or other affiliated party. At the present time, there are no plans to pay any finder's fees.

     16. Issuance of Additional Shares. The Board of Directors has the power to issue shares and may do so in an exchange offer or a stock for stock exchange agreement. The Company may also issue additional shares of Common Stock pursuant to a plan and agreement of merger with a private corporation. Although the Company presently has no commitments, contracts or intentions to issue any additional shares to other persons, the Company may in the future attempt to issue shares to acquire products, properties or businesses, or for other corporate purposes.

    17. Lack of Public Market for Securities. At present, no market exists for the Company's securities and there is no assurance that a regular trading market will develop and if developed, that it will be sustained. A market for the securities cannot develop until a merger or acquisition has been concluded. A purchaser of stock may, therefore, be unable to resell the securities offered herein should he or she desire to do so. Furthermore, it is unlikely that a lending institution will accept the Company's securities as pledged collateral for loans unless a regular trading market develops.

     18. Change of Control. As part of the acquisition of a business opportunity, some or all of the current Board of Directors may resign after appointing their successors, without shareholder approval. The acquisition of an opportunity may also involve the issuance of a majority of the Company's stock to promoters of the opportunity. In such event, purchasers of shares offered hereunder would be unable to elect or remove Directors against the wishes of such promoters.

ITEM 2      PLAN OF OPERATION

         The Company intends to seek to acquire assets or shares of an entity actively engaged in a business that generates revenues, in exchange for its securities. We have not identified a particular acquisition target and have not entered into any negotiations regarding such an acquisition. As soon as this registration statement becomes effective under Section 12 of the Exchange Act, we intend to contact securities broker/dealers, venture capitalists, members of the financial community and others who may present solicited and unsolicited proposals. None of our officers, directors, or affiliates have engaged in any preliminary contact or discussions with any representative of any other company regarding the future possibility of an acquisition or merger between the Company and such other company as of the date of this registration statement.

       Due to the Company's intent to remain a shell corporation until a merger or acquisition candidate is identified, it is anticipated that its cash requirements shall be minimal, and that any further necessary capital, to the extent required, will be provided by the directors, officers or affiliates. The
Company does not anticipate that it will have to raise capital in the next twelve months. The Company does not intend to engage in the acquisition of any assets.

The Company has no full time employees. Our President and Vice President have agreed to allocate a portion of their time to the activities of the Company at a salary of $250.00 per month. These officers anticipate that the business plan of the Company can be implemented by their devoting an average of approximately 20 hours each per month to the business affairs of the Company and, consequently, conflicts of interest may arise with respect to the limited time commitment by such officers. The Company does not expect any significant changes in the number of employees.

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         Our officers and directors may become involved with other companies which have a business purpose similar to that of the Company. As a result, potential conflicts of interest may arise in the future. If such a conflict does arise and an officer or director of the Company is presented with business opportunities under circumstances where there may be a doubt as to whether the opportunity should belong to the Company or another "blank check" company they are affiliated with, they will disclose the opportunity to all such companies.
If a situation arises in which more than one company desires to merge with or acquire that target company and the principals of the proposed target company have no preference as to which company will merge with or acquire such target company, the company which first filed a registration statement with the
Commission will be entitled to proceed with the proposed transaction. See "Risk
Factors - "Conflicts of Interest"

Selection of Opportunities

The Company proposes to seek, investigate and, if warranted, acquire an interest in one or more business opportunities ventures. As of the date hereof the Company has no business opportunities or ventures under contemplation for acquisition but proposes to investigate potential opportunities in the form of investors or entrepreneurs with a concept which has not yet been placed in operation, or in the form of firms which are developing companies. The Company may seek out established businesses which may be experiencing financial or operation difficulties and are in need of the limited additional capital the Company could provide. The Company anticipates that it will seek to merge with or acquire an existing business. After the merger or acquisition has taken place, it is likely that management from the acquired entity will operate the Company. Due to the absence of capital available for investment by the Company, the types of business seeking to be acquired by the Company will no doubt be smaller and higher risk types of businesses. In all likelihood, a business opportunity will involve the acquisition of or merger with a corporation which does not need additional cash but which desires to establish a public trading market for its Common Stock. Accordingly, the Company's ability to acquire any business of substance will be extremely limited.

     The Company does not propose to restrict its search for investment opportunities to any particular industry or geographical location and may, therefore, engage in essentially any business, anywhere, to the extent of its limited resources.

     This discussion of the proposed business is purposefully general and is not meant to be restrictive of the Company's virtually unlimited discretion to search for and enter into potential business opportunities. Management anticipates that it may be able to participate in only one potential business venture because the Company has nominal assets and limited financial resources.
See "Part F/S, Financial Statements." This lack of diversification should be considered a substantial risk to shareholders of the Company because it will not permit the Company to offset potential losses from one venture against gains from another.

     We anticipate that the selection of a business opportunity in which to participate will be complex and extremely risky. Due to general economic conditions, rapid technological advances being made in some industries and shortages of available capital, management believes that there are numerous firms seeking the perceived benefits of a publicly registered corporation. Such perceived benefits may include facilitating or improving the terms on which additional equity financing may be sought, providing liquidity for incentive stock options or similar benefits to key employees, providing liquidity (subject to restrictions of applicable statutes) for all shareholders and other factors.
Potentially, available business opportunities may occur in many different industries and at various stages of development, all of which will make the task of comparative investigation and analysis of such business opportunities extremely difficult and complex.


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         We have, and will continue to have, no capital with which to provide the owners of business opportunities with any significant cash or other assets.
However, management believes we will be able to offer owners of acquisition candidates the opportunity to acquire a controlling ownership interest in a publicly registered company without incurring the cost and time required to conduct an initial public offering. The owners of the business opportunities will, however, incur significant legal and accounting costs in connection with acquisition of a business opportunity, including the costs of preparing Form
8-K's, 10-K's or 10-KSB's, 10-Q's or 10-QSB's, agreements and related reports and documents. The Exchange Act specifically requires that any merger or acquisition candidate comply with all applicable reporting requirements, which include providing audited financial statements to be included within the numerous filings relevant to complying with the Exchange Act. Nevertheless, the officers and directors of the Company have not conducted market research and are not aware of statistical data which would support the perceived benefits of a merger or acquisition transaction for the owners of a business opportunity.

         The analysis of new business opportunities will be undertaken by, or under the supervision of, the officers and directors of the Company, none of whom is a professional business analyst. Inasmuch as the Company will have no funds available to it in its search for business opportunities and ventures, the Company will not be able to expend significant funds on a complete and exhaustive investigation of potential business opportunities or ventures. The
Company will however investigate to the extent believed reasonable by its management, potential business opportunities or ventures. Management intends to concentrate on identifying preliminary prospective business opportunities which may be brought to its attention through present associations of our officers and directors, or by our shareholders. In analyzing prospective business opportunities, management will consider such matters as the available technical, financial and managerial resources; working capital and other financial requirements; history of operations, if any; prospects for the future; nature of present and expected competition; the quality and experience of management services which may be available and the depth of that management; the potential for further research, development, or exploration; specific risk factors not now foreseeable but which then may be anticipated to impact the proposed activities of the Company; the potential for growth or expansion; the potential for profit;
the perceived public recognition or acceptance of products, services, or trademarks; name identification; and other relevant factors. To the extent possible, the Company intends to utilize written reports and personal investigations to evaluate the above factors.

       It is not anticipated that any outside consultants or advisors, except for our legal counsel and accountants, will be utilized by the Company to effectuate its business purposes. However, if we do retain such an outside consultant or advisor, any cash fee earned by such party will be paid by the prospective merger/acquisition candidate, as the Company has no cash assets with which to pay such obligation. We have no contracts or agreements with any outside consultants and none are contemplated. It is the Company's policy that no finder's or other fee will be paid to any of the Company's officers, directors or shareholders who are instrumental in finding a merger or acquisition candidate for the Company. Management does not intend to make any changes to this policy.

       It is anticipated that the Company will incur nominal expenses in the implementation of its business plan and that the capital raised by the Company through a private placement with its major shareholder in March, 2000 will be sufficient to cover such expenses. If additional funding is necessary, management and or shareholders may continue to provide capital or arrange for additional outside funding. However, the only opportunity which management would have to have these loans repaid will be from a prospective merger or acquisition candidate. Neither management nor any of the Company's shareholders have any agreements with the Company that would impede or prevent consummation of a proposed transaction. There is no assurance, however, that management or any shareholder will continue to provide capital indefinitely if a merger candidate cannot be found. If a merger candidate cannot be found in a reasonable


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period of time, management may be required to reconsider its business strategy, which could result in the dissolution of the Company.

Form of Acquisition

     The manner in which the Company participates in an opportunity will depend upon the nature of the opportunity, the respective needs and desires of the Company and the promoters of the opportunity, and the relative negotiating strength of the Company and such promoters. The exact form or structure of the Company's participation in a business opportunity or venture will be dependent upon the needs of the particular situation. The Company's participation may be structured as an asset purchase agreement, a lease, a license, a joint venture, a partnership, a merger, or acquisition of securities.

     As set forth above, the Company may acquire its participation in a business opportunity through the issuance of Common Stock or other securities in the Company. Although the terms of any such transaction cannot be predicted, it should be noted that in certain circumstances the criteria for determining whether or not an acquisition is so-called "tax free" reorganization under
Section 368(a)(1) of the Internal Revenue Code of 1986, as amended, may depend upon the issuance to the shareholders of the acquired company of at least eighty percent (80%) of the Common Stock of the combined entities immediately following the reorganization. If a transaction were structured to take advantage of these provisions rather than other "tax free" provisions provided under the Internal
Revenue Code all prior shareholders may, in such circumstances, retain twenty percent (20%) or less of the total issued and outstanding Common Stock. This could result in substantial additional dilution to the equity of those who were shareholders of the Company prior to such reorganization.

Further, extreme caution should be exercised by any investor relying upon any tax benefits in light of proposed new tax laws. It is possible that no tax benefits will exist at all. Prospective investors should consult their own legal, financial and other business advisors.

     The present management and the shareholders of the Company will in all likelihood not have control of a majority of the voting shares of the Company following a reorganization transaction. In fact, it is most probable that the shareholders of the acquired entity will gain control of the Company. As part of such a transaction, all or a majority of the Company's Directors may resign and new Directors may be appointed without any vote by shareholders.

       It may be anticipated that any opportunity in which the Company participates will present certain risks. Many of these risks cannot be adequately identified prior to selection of the specific opportunity, and the Company's shareholders must, therefore, depend on the ability of management to identify and evaluate such risk. In the case of some of the opportunities available to the Company, it may be anticipated that the promoters thereof have been unable to develop a going concern or that such business is in its development stage in that it has not generated significant revenues from its principal business activities prior to the Company's participation. There is a risk, even after the Company's participation in the activity and the related expenditure of the Company's funds, that the combined enterprises will still be unable to become a going concern or advance beyond the development stage. Many of the opportunities may involve new and untested products, processes, or market strategies that may not succeed. The Company and, therefore, its shareholders will assume such risks.

       The Company has an unwritten policy that it will not acquire or merge with a business or company in which the Company's management or their affiliates or associates directly or indirectly have an ownership interest. Management is not aware of any circumstances under which the foregoing policy will be changed and management, through their own initiative, will not change said policy.


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         It is anticipated that any securities issued in any such reorganization would be issued in reliance upon an exemption from registration under applicable federal and state securities laws. In some circumstances, however, as a negotiated element of its transaction, we may agree to register all or a part of such securities immediately after the transaction is consummated or at specified times thereafter. If such registration occurs, of which there can be no assurance, it will be undertaken by the surviving entity after the Company has successfully consummated a merger or acquisition and the Company is no longer considered a "shell" company. Until a merger or acquisition is consummated, the
Company will not attempt to register any additional securities. The issuance of substantial additional securities and their potential sale into any trading market which may develop in the Company's securities may have a depressive effect on the value of the Company's securities in the future, if such a market develops, of which there is no assurance.

         We will participate in a business opportunity only after the negotiation and execution of appropriate written agreements. Although the terms of such agreements cannot be predicted, generally such agreements will require some specific representations and warranties by all of the parties, will specify certain events of default, will detail the terms of closing and the conditions that must be satisfied by each of the parties prior to and after such closing, will outline the manner of bearing costs, including costs associated with the Company's attorneys and accountants, will set forth remedies on default and will include miscellaneous other terms.

ITEM 3. DESCRIPTION OF PROPERTY. The Company's executive offices are currently located at 68 Schraalenburg Road, Harrington Park, New Jersey, under a month to month sub-lease with Power Tech Services, Inc. The Company pays rent of $250.00 per month for the leased space. Mr. Robert Schuck who is an officer and director of the Company acts as a consultant to Power Tech. Mr. Schuck receives no benefit from the sub-lease of the property by the Company.

ITEM 4. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT.

 The following table sets forth certain information regarding the beneficial ownership of common stock, the only class of securities of the Company, as of the filing date of this registration statement by (i) each person known by the Company to beneficially own more than five percent of the Company's common stock; (ii) each director and executive officer of the Company; and (iii) all current directors and executive officers of the Company as a group.
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

                                    Name and                           Amount and
  Title of                          Address of                         Nature of                          Percentage
  Class                             Beneficial Owner                   Beneficial Ownership               of Class*

----------------------------------------------------------------------------------------------------------------------

common stock, par                  HITK Corporation                       3,173,000 shares               88.4 %
value $.0001                       68 Schraalenburg Road
per share                          Harrington Park, New Jersey 07640

   *Based on 3,587,243 shares issued and outstanding as of the filing date of this registration statement.

           The number of shares of common stock of the Company owned by the Directors and Executive Officers of the Company as of the filing date of this registration statement is as follows:

                         Name and                             Amount and
  Title of               Address of                           Nature of                           Percentage
    Class                Beneficial Owner                     Beneficial Ownership                 of Class*
  --------               ----------------                     --------------------               ----------
common stock, par       Robert N. Schuck                       3,293,000 shares(1)(2)             91.7%
value $.0001            85 Somerset Road
per share               Norwood, New Jersey 07648

common stock, par       John J. Gitlin                         3,293,000 shares(1)(2)             91.7 %
value $.00001           3008 Falls Church Lane
per share               Mesquite, Texas 75149

common stock, par       Herbert Maslo                          3,173,000 shares(1)(2)             88.4%
value $.00001           9 Kathy Lane
per share               Warren, NJ 07060

All Officers and Directors as
a Group (3 persons)                                            3,413,000 shares (1)(2)            95.1%

* Based on 3,587,243 shares issued and outstanding as of the filing date of this registration statement.

(1) For purposes of this table, beneficial ownership is determined in accordance with Rule 13d-3 under the Exchange Act and generally includes voting or investment power with respect to securities.

(2) Robert Schuck and John Gitlin who respectively hold the positions of President and Vice President/Secretary-Treasurer and Directors and Herbert Maslo who holds the position of Director of the Company hold identical positions with HITK Corporation which owns as of the filing date of this registration statement, an equity interest in the Company of 88.4%, and therefore are deemed to be beneficial owners of the shares held by HITK Corporation.

ITEM 5. Directors, Executive Officers, Promoters and Control Persons.

      (a) Directors and Executive Officers.

      Directors of the Company serve for a term of one year or until their successors are elected. Officers are appointed by, and serve at the pleasure of, the Board. The Directors and Executive Officers of the Company are as follows:

Robert N. Schuck, age 63. President and Director. Mr. Schuck has been President and a Director of the Company since February 2000. Mr. Schuck has been a Director of Power Tech Systems, Inc. since September 1988 and President and Director of Cathel Partners Ltd. since 1987. He held the position of Executive Vice President of eGlobe, Inc. from 1989 to 1997 and Director from 1989 to 1995. Mr. Schuck has since 1986 been the President and a Director of HITK Corporation.

Herbert Maslo, age 62. Mr. Maslo has been a Director of the Company since March 2000. Mr. Maslo has been, since 1990, a director of HITK Corporation. He has also been a Director of Power Tech Systems, Inc. since 1990 and was its President from 1990 to 1995. Prior to that, Mr. Maslo was employed by New York Telephone, a division of Nynex for 23 years where he held various engineering positions including central office planning, installations and engineering as a project manager. Mr. Maslo holds a B.A. degree in Mechanical Engineering from the Newark College of Engineering.

John Gitlin, age 57. John Gitlin has been Vice President/ Secretary-Treasurer and a Director of the Company since February 2000. From 1978 to 1982, Mr. Gitlin held the position of staff attorney with the United States Department of Justice, Antitrust Division. From 1982 through April of 1994, he was a partner in the law firm of Fischer, Gitlin & Sanger in Dallas, Texas. From May 1994 to September, 1997, Mr. Gitlin held the position of Secretary with eGlobe, Inc. Mr. Gitlin has been a director since January 1997 and an officer since October 1997 of HITK Corporation.

(b) Significant Employees.

   There are no other employees of the Company other than its executive officers, John Gitlin and Robert Schuck.

(c) Family relationships.

      There are no family relationships among the present directors or officers of the Company and there are presently no nominees or persons chosen by the Company to become executive officers or directors of the Company.

(d) Involvement in certain legal proceedings.

      During the past five years, none of the directors or officers of the Company (i) has had any bankruptcy petitions filed by or against them, (ii) has been convicted in a criminal proceeding or been subject to a pending criminal proceeding, (iii) has been subject to any order, judgment, or decree, not subsequently reversed, suspended or vacated, of any court of competent jurisdiction, permanently or temporarily enjoining, barring, suspending or otherwise limiting his involvement in any type of business, securities or banking activities; nor (iv) has been found by a court of competent jurisdiction (in a civil action), the Commission or the Commodity Futures Trading Commission to have violated a federal or state securities or commodities law, and the judgment has not been reversed, suspended, or vacated.

ITEM 6.  EXECUTIVE COMPENSATION.

             On March 14, 2000 the Company entered into employment agreements with its two executive officers, Robert Schuck, President and John Gitlin, Vice President/ Secretary-Treasurer, under the terms of which each was granted the right to purchase 120,000 shares of the Company's stock at a purchase price of $.005 per share. The employment agreements further provide that each officer is to receive a salary of $250.00 per month. The Company relied on the exemption provided by Section 4(2) of the '33 Act for the issuance of the shares of Common Stock to Mr. Gitlin and Mr. Schuck. All of the shares issued were issued for investment purposes in a private transaction and are restricted shares as defined in Rule 144 under the '33 Act. These shares may not be offered for public sale except under Rule 144, or other exemption from registration which may be applicable pursuant to the '33 Act.

         No retirement, pension, profit sharing, stock option plans or other compensatory programs have been adopted by the Company for its officers or directors.

         Directors serve without fees or any other compensation for their services.

         No Officer and Director is entitled to any finder's or other fees for any services performed by them in finding a merger or acquisition candidate for the Company.

ITEM 7. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS.

         (a) On March 10, 2000 the Company entered into a private placement, pursuant to Section 4(2) under the '33 Act with HITK Corporation ("HITK") under which HITK purchased a total of 3,000,000 shares of the Company's common stock at a purchase price of $.005 per share. Prior to the sale, the Company effectuated a one hundred to one reverse stock split of its common stock resulting in a reduction of the issued and outstanding shares to 347,243. HITK, prior to the sale, held a total of 173,000 post-reverse stock split shares of the Company's common stock or 49.8% of the outstanding shares. Robert Schuck, President and John Gitlin,Vice President/ Secretary-Treasurer and Directors and Herbert Maslo, a Director of the Company, hold identical positions with HITK and therefore would be deemed to have an indirect material interest in the transaction.

On March 14, 2000 the Company entered into employment agreements with its two executive officers, Robert Schuck, President and John Gitlin, Vice President/ Secretary-Treasurer, under the terms of which each was granted the right to purchase 120,000 shares of the Company's stock at a purchase price of $.005 per share. The employment agreements further provide that each officer is to receive a salary of $250.00 per month.

         (b) As of the filing date of this registration statement, HITK Corporation holds a total of 3,173,000 shares of the Company's common stock which represent 88.4 % of the issued and outstanding shares.

      (c) Transactions with Promoters.

             None.

ITEM 8. DESCRIPTION OF SECURITIES.

         (a) Common Stock

         The Company is authorized to issue up to 50,000,000 shares of common stock, par value $.0001 per share ("common stock"), of which 3,587,243 shares were outstanding as of the filing date of this registration statement. Holders of common stock are entitled to one vote for each share held of record on each matter submitted to a vote of stockholders. There is no cumulative voting for election of directors. Subject to the prior rights of any series of preferred stock which may from time to time be outstanding, if any, holders of common stock are entitled to receive ratably dividends when, as, and if declared by the Board of Directors out of funds legally available therefor and, upon the liquidation, dissolution, or winding up of the Company, are entitled to share ratably in all assets remaining after payment of liabilities and payment of accrued dividends and liquidation preferences on the preferred stock, if any. Holders of common stock have no preemptive rights and have no rights to convert their common stock into any other securities. The outstanding common stock is validly authorized and issued, fully paid, and nonassessable.

           (b) Preferred Stock

                  None

             (c)  Change in Control Provisions.

         There are no provisions in the Company's Certificate of Incorporation which would delay, defer or prevent a change in control of the Company. There are provisions in the Company's By-Laws which may be deemed to delay or defer a change in control. These include (i) that no special meeting may be called by stockholders unless a request is made in writing by shareholders holding at least sixty-six and two thirds of the issued and outstanding shares of the Company's common stock and entitled to vote; (ii) nominations of persons for election to the Board of Directors may only be made by a stockholder delivering notice to the Company at least 60 days prior to the annual or a special meeting called for the purpose of electing a director or not later than 10 days following the date on which the Company announces the special or annual meeting and providing in the notice all information relating to such person that is required to be disclosed pursuant to Regulation 14A under the Exchange Act, including such person's written consent to be nominated and to serve if elected;
(iii)any proposal by a stockholder of business to be considered at an annual meeting must also be delivered to the Company within the same time limitations set for nominations of persons for election to the Board and must include a brief description of the proposed business to be considered, the reasons for conducting such business and any material interest in such business of such stockholder.

                             PART II.

ITEM 1. MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S COMMON EQUITY AND OTHER SHAREHOLDER MATTERS

         (a)       Market information.

         As of the filing date of this registration statement, there is no trading market for the Company's common stock and there has been no trading market since at least 1987. There is no assurance that a trading market will ever develop or, if such a market does develop, that it will continue. It is contemplated that a broker-dealer will file a Form 211 with the National Association of Securities Dealers ("NASD") to permit the Company's common stock to be quoted on the NASD Bulletin Board. Subject to approval of the NASD, the Company's shares of common stock will trade on the Bulletin Board under the symbol CTI, if available. There are no outstanding options or warrants to purchase or securities convertible into the Company's common stock.

Market Price

         The Company's common stock is not quoted at the present time. The Commission has adopted a Rule which established the definition of a "penny stock," for purposes relevant to the Company, as any equity security that has a market price of less than $5.00 per share or with an exercise price of less than $5.00 per share, subject to certain exceptions. For any transaction involving a penny stock, unless exempt, the rules require: (i) that a broker or dealer approve a person's account for transactions in penny stocks; and (ii) the broker or dealer receive from the investor a written agreement to the transaction, setting forth the identity and quantity of the penny stock to be purchased. In order to approve a person's account for transactions in penny stocks, the broker or dealer must (i) obtain financial information and information regarding the investment experience and objectives of the person; and (ii) make a reasonable determination that the transactions in penny stocks are suitable for that person and that person has sufficient knowledge and experience in financial matters to be capable of evaluating the risks of transactions in penny stocks. The broker or dealer must also deliver, prior to any transaction in a penny stock, a disclosure schedule prepared by the Commission relating to the penny stock market, which, in highlight form, (i) sets forth the basis on which the broker or dealer made the suitability determination; and (ii) that the broker or dealer received a signed, written agreement from the investor prior to the transaction. Disclosure also has to be made about the risks of investing in penny stocks in both public offerings and in secondary trading, and about commissions payable to both the broker-dealer and the registered representative, current quotations for the securities and the rights and remedies available to an investor in cases of fraud in penny stock transactions. Finally, monthly statements have to be sent disclosing recent price information for the penny stock held in the account and information on the limited market in penny stocks.

         Effective January 4, 1999, the National Association of Securities Dealers, Inc. (the "NASD") requires that companies listed for trading on the Bulletin Board must file a Form 10-SB that must become effective by operation of law and have no outstanding comments before trading may commence.

Transfer Agent

         American Stock Transfer & Trust Co., 40 Wall Street, New York, New York 10005, shall act as the Company's transfer agent.

      (b) Holders.

        According to the Company's transfer agent, there are 1211 shareholders of record of the Company's common stock.

      (c)   Dividends.

         The Company has not paid any dividends since inception and does not anticipate paying any dividends in the foreseeable future.

ITEM 2.           LEGAL PROCEEDINGS.

         The Company is not presently a party to any pending litigation nor, to the knowledge of management, is any litigation threatened.

ITEM 3. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE.

                                            None.

 ITEM 4.          RECENT SALES OF UNREGISTERED SECURITIES.

         On March 10, 2000 the Company entered into a private placement, pursuant to Section 4(2) under the '33 Act with HITK pursuant to which HITK purchased a total of 3,000,000 shares of the Company's common stock at a purchase price of $.005 per share or a total purchase price of $15,000.00. Prior to the sale, the Company effectuated a one hundred to one reverse stock split of its common stock resulting in a reduction of the issued and outstanding shares to 347,243. HITK, prior to the sale, held a total of 173,000 post-reverse stock split shares of the Company's common stock or 49.8% of the outstanding shares. The Company relied on exemptions provided by Section 4(2) of the '33 Act for the issuance of the shares of Common Stock. All of the shares issued were issued for investment purposes only in a private transaction and are restricted shares as defined in Rule 144 under the '33 Act. These shares may not be offered for public sale except under Rule 144, or other exemption from registration which may be applicable pursuant to the '33 Act.

On March 14, 2000, pursuant to rights granted to them under the terms of their respective employment agreements with the Company, the Company's two executive officers, John Gitlin and Robert Schuck each purchased a total of one hundred and twenty thousand shares of the Company's common stock at a purchase price of $.005 per share or a total of $600.00 for each sale. The Company relied on exemptions provided by Section 4(2) of the '33 Act for the issuance of the shares of Common Stock. All of the shares issued were issued for investment purposes only in a private transaction and are restricted shares as defined in Rule 144 under the '33 Act, as amended. These shares may not be offered for public sale except under Rule 144, or other exemption from registration which may be applicable pursuant to the '33 Act.

ITEM 5. INDEMNIFICATION OF OFFICERS AND DIRECTORS.

  The Corporation's Certificate and By-Laws provide mandatory indemnification rights to the fullest extent permitted under the General Corporation Law of Delaware, subject to limited exceptions, to any person who was or is party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding by reason of the fact that such person is or was a director or officer of the Company, or is or was serving at the request of the Company as a director or officer of another corporation, partnership, joint venture, trust, employee benefit plan or other enterprise. Such indemnification rights include reimbursement for expenses incurred by such person in advance of the final disposition of such proceeding in accordance with the applicable provisions of the Delaware General Corporation Law.

PART F/S

                                THOMAS P. MONAHAN
                           CERTIFIED PUBLIC ACCOUNTANT
                              208 LEXINGTON AVENUE
                           PATERSON, NEW JERSEY 07502
                                 (973) 790-8775
                               FAX (973) 790-8845

To The Board of Directors and Shareholders of Construction Technology Industries, Inc.

I have audited the accompanying balance sheet of Construction Technology Industries, Inc. as of December 31, 1999 and the related statements of operations, cash flows and shareholders' equity for the years ended December 31, 1998 and 1999. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

       I conducted my audit in accordance with generally accepted auditing standards. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

       In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Construction Technology Industries, Inc. as of December 31, 1999 and the results of its operations, shareholders equity and cash flows for the years ended December 31, 1998 and 1999 in conformity with generally accepted accounting principles.

         The accompanying financial statements have been prepared assuming that Construction Technology Industries, Inc. will continue as a going concern. As more fully described in Note 2, the Company has incurred operating losses since the date of reorganization and requires additional capital to continue operations. These conditions raise substantial doubt about the Company's ability to continue as a going concern. Management's plans as to these matters are described in Note 2. The financial statements do not include any adjustments to reflect the possible effects on the recoverability and classification of assets or the amounts and classifications of liabilities that may result from the possible inability of Construction Technology Industries, Inc. to continue as a going concern.

                                                     Thomas P. Monahan, CPA

March 5, 2000
Paterson, New Jersey

                            CONSTRUCTION TECHNOLOGY INDUSTRIES, INC.
                                      BALANCE SHEET
                                     DECEMBER 31, 1999


                                    ASSETS

Current assets

  Cash and cash equivalents                                                        $-0-
                                                                                   ----
  Total current assets                                                              -0-


Total assets                                                                       $-0-
                                                                                   ----
                                   LIABILITIES AND STOCKHOLDERS' EQUITY

Current liabilities

  Accounts payable and accrued expenses                                          $9,121
                                                                                 ------
  Total current liabilities                                                       9,121

Stockholders' equity

  Common Stock authorized 50,000,000 shares, $0.0001  par value each.
At  December 31, 1999, there are 347,244  shares outstanding .                       35
Additional paid in capital                                                          -0-
Deficit accumulated during the development stage                                (9,156)
                                                                                -------
Total stockholders' equity                                                      (9,121)
                                                                                 ------
Total liabilities and stockholders' equity                                         $-0-
                                                                                   ====


                                   CONSTRUCTION TECHNOLOGY INDUSTRIES, INC.
                                        STATEMENT OF OPERATIONS
                                          FOR THE YEARS ENDED

                                                                        December 31,     December 31,
                                                                            1998             1999
                                                                       -------------     ------------
Revenue                                                                         $-0-             $-0-

Costs of goods sold                                                              -0-              -0-

Gross profit                                                                     -0-              -0-

Operations:

  General and administrative                                                     -0-            9,121
  Depreciation and  amortization                                                 -0-              -0-
                                                                                 ---              ---
  Total expense                                                                  -0-            9,121

Loss  from operations                                                            -0-           (9,121)

Net income (loss)                                                               $-0-          $(9,121)
                                                                                ======        =======


Net income (loss)  per share -basic                                             $-0-           $(0.03)
                                                                                ------         ------
Number of shares outstanding-basic                                            347,244         347,244
                                                                              ========        =======


                                         CONSTRUCTION TECHNOLOGY INDUSTRIES, INC.
                                           STATEMENT OF STOCKHOLDERS EQUITY

                                                                                         Deficit
                                                                    Additional      accumulated during
Date                                Common Stock    Common Stock  paid in capital    developent stage      Total
----                                ------------    ------------  ---------------   ------------------     -----
Balance December 31, 1997(1)               347,244            $35            $-0-                  $(35)      $-0-


Net loss                                                                                           $-0-       $-0-
                                                                                                    ---       ----
Balance December 31, 1998                  347,244             35             -0-                   (35)       -0-


Net loss                                                                                         (9,121)    (9,121)
                                                                                                 ------     ------
Balance December 31, 1999                  347,244            $35            $-0-                (9,156)   $(9,121)
                                          ========           ====          ======               =======    =======


(1) On March 10, 2000, the Company reverse split the number of shares of common stock outstanding in a ratio of 100 to 1


                                         CONSTRUCTION TECHNOLOGY INDUSTRIES, INC.
                                                 STATEMENT OF CASH FLOWS
                                                 FOR THE YEARS ENDED

                                                                        December 31,        December 31,
                                                                            1998                1999
                                                                        -----------         ------------
CASH FLOWS FROM OPERATING ACTIVITIES

  Net income (loss)                                                                 $-0-            $(9,121)

       Adjustments to reconcile net loss to cash used in operating activities
  Depreciation                                                                       -0-                 -0-
  Accounts payable                                                                   -0-              9,121
                                                                                     ---              ------
TOTAL CASH FLOWS FROM OPERATIONS                                                     -0-                 -0-


TOTAL CASH FLOWS FROM FINANCING ACTIVITIES                                           -0-                 -0-


TOTAL CASH FLOWS FROM INVESTING ACTIVITIES                                           -0-                 -0-

NET INCREASE (DECREASE) IN CASH                                                      -0-                 -0-
CASH BALANCE BEGINNING OF PERIOD                                                     -0-                 -0-
                                                                                     ---                 ---
CASH BALANCE END OF PERIOD                                                          $-0-                $-0-
                                                                                    ====                ====

NOTE 1 - FORMATION OF COMPANY AND ISSUANCE OF COMMON STOCK

         a. Formation and  Description of the Company

     Construction Technology Industries, Inc. (the "Company"), was formed under the laws of the State of Delaware on March 8, 1984 and authorized to issue to 50,000,000 shares of common stock, $0.0001 par value.

         b. Description of Company

         The Company is a development stage company that is without a business purpose since the date of the Company's discharge from a bankruptcy on September 22, 1993 and is in the process of seeking a viable business opportunity.

         c. Reverse Split in Shares of Common Stock

         Subsequent to the date of the financial statements, the Company reverse split the number of shares of common stock outstanding in a ratio of 100 to 1. The number of shares of common stock outstanding as of December 31, 1999 has been restated from 34,724,360 to 347,244.

         NOTE 2-SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

         a. Basis of Financial Statement Presentation

      The accompanying unaudited financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has had no business activities since 1992 and has incurred net losses of $9,156 for the period from reorganization, September 22, 1993, to December 31, 1999. These factors indicate that the Company's continuation as a going concern is dependent upon its ability to obtain adequate financing. The Company will be relying upon the resources of management to provide the necessary working capital to sustain the Company's existence until a viable business opportunity can be located. The Company will require substantial additional funds to finance its business activities on an ongoing basis and will have a continuing long-term need to obtain additional financing once a viable business opportunity is found.

       The financial statements presented at December 31, 1999 consist of the balance sheet as at December 31, 1999 and the statements of operations, cash flows and stockholders equity for the years ended December 31, 1998 and 1999.

         b. Cash and Cash Equivalents

    Cash and Cash Equivalents - Temporary investments with a maturity of less than three months when purchased are treated as cash

         c. Loss Per Share:

     Basic loss per common share is computed by dividing the loss by the weighted average number of common shares outstanding during the period. During the period from reorganization September 22, 1993 through December 31, 1999, there were no dilutive securities outstanding.

         d.  Use of Estimates

    The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that effect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

         NOTE 3 - RELATED PARTY TRANSACTIONS

         a. Office Space

         Beginning in February, 2000, the Company occupies office space at 68 Schraalenburg Road, P.O. Box 233, Harrington Park, New Jersey 07640 for a monthly rental of $250.

         b. Officer Salaries

                  No officer has received a salary in excess of $100,000.

           NOTE 6 - INCOME TAXES

     The Company provides for the tax effects of transactions reported in the financial statements. The provision if any, consists of taxes currently due plus deferred taxes related primarily to differences between the basis of assets and liabilities for financial and income tax reporting. The deferred tax assets and liabilities, if any, represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled. As of December 31, 1999, the Company had no material current tax liability, deferred tax assets, or liabilities to impact on the Company's financial position because the deferred tax asset related to the Company's net operating loss carry forward and was fully offset by a valuation allowance.

     At December 31, 1999, the Company has net operating loss carry forwards for income tax purposes of $9,156. These carry forward losses are available to offset future taxable income, if any, and expire in the year 2010. The Company's utilization of this carry forward against future taxable income may become subject to an annual limitation due to a cumulative change in ownership of the Company of more than 50 percent.

     The components of the net deferred tax asset as of December 31, 1999 are as follows:

 Deferred tax asset:
 Net operating loss carry forward                                    $ 3,113
 Valuation allowance                                                 $(3,113)
                                                                     --------
 Net deferred tax asset                                             $     -0-


    The Company recognized no income tax benefit from the loss generated for the period from the date of reorganization September 22, 1993 to December 31, 1998. SFAS No. 109 requires that a valuation allowance be provided if it is more likely than not that some portion or all of a deferred tax asset will not be realized. The Company's ability to realize benefit of its deferred tax asset will depend on the generation of future taxable income. Because the Company has yet to recognize significant revenue from the sale of its products, the Company believes that a full valuation allowance should be provided.

         NOTE 7 - COMMITMENTS AND  CONTINGENCIES

         As of December 31, 1998 and 1999, the Company is not a party to any outstanding contractual agreements.

         NOTE 8 - BUSINESS AND CREDIT CONCENTRATIONS

     The amount reported in the financial statements for cash approximates fair market value. Because the difference between cost and the lower of cost or market is immaterial, no adjustment has been recognized and investments are recorded at cost.

         NOTE 9 - DEVELOPMENT STAGE COMPANY

         The Company is considered to be a development stage company with little operating history. The Company is dependent upon the financial resources of the Company's management and from the net proceeds of any private placement for its continued existence. The Company will also be dependent upon its ability to raise additional capital to complete is search for a new viable business opportunity, management talent, and working capital to engage in any profitable business activity. Since its reorganization, the Company's activities have been limited to the search for a new viable business opportunity and office space.

PART III

ITEM 1.  INDEX TO EXHIBITS.

     Exhibit No.             Description
     -----------             -----------

    3.1             Certificate of Incorporation of Registrant

    3.2            Certificates of Amendment to Certificate of
                   Incorporation of Registrant

    3.3             By-laws of Registrant

    10              Stock Purchase Agreement between the Company and HITK
                    Corporation




                                            SIGNATURES

     In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

                                         CONSTRUCTION TECHNOLOGY INDUSTRIES INC.

Date: March 27, 2000                          By:  /s/ Robert N. Schuck
                                                  ---------------------
                                                  Robert N. Schuck
                                                  President